November 20, 2020

Division of Corporation Finance

Office of Manufacturing

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Hyliion Holdings Corp.
Registration Statement on Form S-1
Filed on October 23, 2020
File No. 333-249649

Ladies and Gentlemen:

Set forth below are the proposed responses of Hyliion Holdings Corp. (the “Company,” “Hyliion,” “we,” “us” or “our”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter, dated November 13, 2020, with respect to the Company’s Registration Statement on Form S-1, File No. 333-249649, filed with the Commission on October 23, 2020 (the “Registration Statement”) for the Staff’s consideration.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions included in the responses correspond to the Registration Statement. All capitalized terms not otherwise defined herein shall have the meaning assigned to them in the Registration Statement.

Registration Statement on Form S-1 filed October 23, 2020

General

1.	We note that you are registering the primary issuance of up to 875,000 shares of Common Stock that are issuable upon the exercise of 875,000 Forward Purchase Warrants. Please note that a transaction that commenced privately cannot be converted to a registered offering. Please advise us of the exercise provisions of the warrants referenced above. If you do not believe the warrants were immediately exercisable (i.e., within one year) when issued privately, please explain why. Refer to Securities Act Sections Compliance and Disclosure Interpretations Questions 103.04 and 134.02.

RESPONSE: The Company acknowledges the Staff’s comment that the Regulation D private placement for the Forward Purchase Warrants occurred on October 1, 2020 and that the Forward Purchase Warrants are exercisable within a year; however, the Company believes that it can register the original issuance of shares issuable upon exercise of the Forward Purchase Warrants that are sold to a holder following the initial issuance and did not receive them in the Regulation D private placement. Furthermore, the Company is aware of precedents for registering the original issuance by an issuer upon exercise by a warrant holder other than the initial holder following a transfer of the Forward Purchase Warrants.

Cooley LLP   101 California Street, 5th Floor   San Francisco, CA   94111-5800

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Securities and Exchange Commission

November 20, 2020

America West Holdings Corporation (“America West”) (Registration No. 333-88588)

In the registration statement on Form S-3 filed on August 8, 2020, by America West (Registration No. 333-88588), the issuer registered for resale “the class B common stock issuable upon conversion of the notes or exercise of any of the warrants. In addition, this prospectus covers the issuance of class B common stock upon the exercise of the warrant by the holders other than the initial holder.”, which refers to the Air Transportation Stabilization Board (“ATSB”) warrant and ASTB as the initial holder, as indicated later in the registration statement, “The issuance by Holdings of shares of class B common stock upon exercise of the ATSB warrant by holders other than the ATSB.” The ASTB warrant was immediately exercisable (i.e., within one year) because it was issued on January 18, 2022 and was exercisable at any time for a period of ten years from the initial issuance date.

China Architectural Engineering, Inc. (“CAE”) (Registration Nos. 333-138603; 333-146851; 333-150832)

In connection with CAE’s registration statement on Form S-1 filed on June 7, 2007 (Registration No. 333-138603) related to the resale registration of “(iii) 800,000 warrants issued by the Registrant to a selling security holder on April 12, 2007 to purchase an aggregate of 800,000 shares of the Registrant’s common stock (the “Bond Warrants”), and (iv) 800,000 shares of the Registrant’s common stock, subject to adjustment, issuable upon exercise of the Bond Warrants (the “Bond and Warrant Resale Prospectus”).” In response with this registration statement, the Staff issued a comment letter notifying CAE that “[i]f [CAE] register[s] the resale of the warrants, [CAE] must also register the exercise of the warrants by persons who purchase them from the selling securityholder as they will make a separate investment decision as to the exercise of the warrants.” The Staff additionally requested that CAE “clarify on the cover page of the prospectus and elsewhere that [CAE is] registering the exercise by these persons as well as the resale of the warrants and the resale of the underlying common stock by the selling securityholder.”

Subsequent to receipt of the above referenced comment letter, CAE filed a registration statement on Form S-1 on November 29, 2007 (Registration No. 333-146851) (the “November 2007 CAE Registration Statement”), in which it registered for resale “(iii) 800,000 warrants issued by us in a private placement to a selling security holder on April 12, 2007 to purchase an aggregate of 800,000 shares of [CAE’s] common stock, subject to adjustment (the “Bond Warrants”), (iv) 800,000 shares of [CAE’s] common stock issuable upon exercise of the Bond Warrants, subject to adjustment, and (v) 2,962,325 shares of common stock held by other selling security holders. In addition, this prospectus covers the issuance of [CAE’s] common stock upon the exercise of Bond Warrants by the holders other than the initial holder.” The November 2007 CAE Registration Statement was declared effective on February 7, 2008.

Afterwards, CAE filed a registration statement on Form S-1 on May 12, 2008 (Registration No. 333-150832) (the “2008 CAE Registration Statement”), in which it registered for resale additional warrants: “(iii) 300,000 warrants issued by [CAE] in a private placement to selling security holders on April 15, 2008 to purchase an aggregate of 300,000 shares of [CAE’s] common stock, subject to adjustment (the “Bond Warrants”), and (iv) 300,000 shares of [CAE’s] common stock issuable upon exercise of the Bond Warrants, subject to adjustment. In addition, this prospectus covers the issuance of [CAE’s] common stock upon the exercise of the Bond Warrants by holders other than the initial holders.” The Bond Warrants registered under the 2008 Registration Statement were immediately exercisable (i.e. within one year) because they were issued on April 15, 2008 and were exercisable on such date. The November 2007 CAE Registration Statement was declared effective on October 7, 2008.

Cooley LLP   101 California Street, 5th Floor   San Francisco, CA   94111-5800

t: (415) 693-2000  f: (415) 693-2222  cooley.com

Securities and Exchange Commission

November 20, 2020

Proposed Response

For your consideration, the Company is proposing to make the following revisions to the Registration Statement to clarify that the primary issuance by Hyliion of the shares of Common Stock underlying the Forward Purchase Warrants applies only to holders other than the initial holder as follows:

Cover page

“This prospectus relates to the issuance by us of up to an aggregate of up to 19,185,637 shares of our common stock, $0.0001 par value per share (“Common Stock”), which consists of (i) up to 6,660,183 shares of Common Stock that are issuable upon the exercise of 6,660,183 warrants (the “Private Placement Warrants”) originally issued in a private placement in connection with the initial public offering of Tortoise Acquisition Corp. (“TortoiseCorp”) by the holders thereof, (ii) up to 875,000 shares of Common Stock that are issuable upon the exercise of 875,000 warrants (the “Forward Purchase Warrants” and together with the Private Placement Warrants, the “Private Warrants”) originally issued in a private placement at the closing of the Business Combination (as defined below) by the holders thereof other than the initial holder and (iii) up to 11,650,454 shares of Common Stock that are issuable upon the exercise of 11,650,454 warrants (the “Public Warrants” and, together with the Private Warrants, the “Warrants”) originally issued in the initial public offering of TortoiseCorp by the holders thereof. We will receive the proceeds from any exercise of any Warrants for cash.”

Offering Summary (page 3)

“Issuance of Common Stock

Shares of Common Stock Offered by us	19,185,637 shares of Common Stock, including shares of Common Stock issuable upon exercise of the Warrants, consisting of (i) 6,660,183 shares of Common Stock that are issuable upon the exercise of 6,660,183 Private Placement Warrants by the holders thereof, (ii) 875,000 shares of Common Stock that are issuable upon the exercise of 875,000 Forward Purchase Warrants by the holders thereof other than Atlas Point Fund and (iii) 11,650,454 shares of Common Stock that are issuable upon the exercise of 11,650,454 Public Warrants by the holders thereof.”

Plan of Distribution (page 123)

“We are registering the issuance by us of (i) up to 6,660,183 shares of Common Stock that are issuable upon the exercise of the Private Placement Warrants by the holders thereof, (ii) up to 875,000 shares of Common Stock that are issuable upon the exercise of the Forward Purchase Warrants by the holders thereof other than Atlas Point Fund and (iii) up to 11,650,454 shares of Common Stock that are issuable upon the exercise of the Public Warrants by the holders thereof. We are also registering the resale by the Selling Securityholders or their permitted transferees from time to time of (i) up to 132,637,517 shares of Common Stock (including up to 7,535,183 shares of Common Stock that may be issued upon exercise of the Private Warrants and 20,000 shares of Common Stock that may be issued upon exercise of 20,000 Public Warrants), (ii) up to 7,535,183 Private Warrants and (iii) up to 20,000 Public Warrants.”

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Cooley LLP   101 California Street, 5th Floor   San Francisco, CA   94111-5800

t: (415) 693-2000  f: (415) 693-2222  cooley.com

Securities and Exchange Commission

November 20, 2020

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact me or Kristin VanderPas of Cooley LLP at (415) 693-2177 or (415) 693-2097, respectively.

Very truly yours,

By:	/s/ David Peinsipp
David Peinsipp

cc: Kristin VanderPas, Cooley LLP

Cooley LLP   101 California Street, 5th Floor   San Francisco, CA   94111-5800

t: (415) 693-2000  f: (415) 693-2222  cooley.com